Exhibit 21.1

SUBSIDIARIES

Name	State of Incorporation
Catalyst Consultants	Nevada
Catalyst Rx	Nevada
Catalyst Rx Government Services, Inc.	Nevada
HealthExtras Benefits Administrator, Inc.	Delaware
Managed Healthcare Systems, Inc.	Florida
U.S. Scripts, Inc.	Delaware
EBRx, Inc.	Pennsylvania
Managed Care of America, Inc.	Pennsylvania